
Main Street Honesdale, 1912

yne County Fair Parade proceeds down Main Street in Honesdale, 1912. Fair President W. J. Ferguson rides in the first carriage with Amos Ward, Marshall. Note the ox-drawn cart and muddy street.

A HERITAGE OF HARD WORK, DILIGENCE AND ACHIEVEMENT.


Main Street - Circa 1942
DRUGS
BON

Color postcard depicting Main Street in Honesdale in the 1930s-40s. Note Wayne Bank, the yellow-pillared building on the right.

SUMMARY OF SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)

For the years ended December 31,	2006	2005	2004	2003	2002
Net interest income	$ 16,183	$ 15,263	$ 14,012	$ 13,322	$ 13,951
Provision for loan losses	220	350	455	660	630
Other income	3,517	3,506	3,088	2,801	2,577
Net realized gains on sales of securities	66	42	458	692	427
Other expense	10,957	10,623	10,090	9,808	10,349
Income before income taxes	8,589	7,838	7,013	6,347	5,976
Income tax expense	2,679	2,341	2,003	1,694	1,623
Net Income	$ 5,910	$ 5,497	$ 5,010	$ 4,653	$ 4,353
Net income per share-Basic	$ 2.11	$ 1.96 *	$ 1.80 *	$ 1.70 *	$ 1.62 *
Net income per share-Diluted	$ 2.07	$ 1.92 *	$ 1.77 *	$ 1.67 *	$ 1.60 *
Cash dividends declared	0.85	0.71 *	0.66 *	0.62 *	0.57 *
Dividend pay-out ratio	40.28%	36.41%	36.51%	36.31%	35.29%
Return on average assets	1.33%	1.31%	1.27%	1.22%	1.21%
Return on average equity	11.85%	11.72%	11.39%	11.24%	11.60%
BALANCES AS OF YEAR END					
Total assets	$ 454,356	$ 433,556	$ 411,626	$ 387,483	$ 367,468
Loans receivable	315,567	290,890	254,757	233,733	217,970
Allowance for loan losses	3,828	3,669	3,448	3,267	3,146
Total deposits	358,103	340,603	318,645	306,669	291,852
Shareholders' equity	52,231	48,108	45,685	42,831	40,125
Trust assets under management	96,879	86,972	83,397	73,991	60,102
Book value per share	$ 18.67	$ 17.07 *	$ 16.14 *	$ 15.20 *	$ 14.37 *
Tier 1 Capital to risk-adjusted assets	15.67%	15.29%	15.91%	15.58%	15.06%
Total Capital to risk-adjusted assets	16.99%	16.63%	17.34%	17.09%	16.57%
Allowance for loan losses to total loans	1.21%	1.26%	1.35%	1.40%	1.44%
Non-performing assets to total assets	0.09%	0.08%	0.02%	0.04%	0.07%

* *References to share and per-share amounts reflect the 5% stock dividend distributed to shareholders on May 26, 2006*

Norwood
FINANCIAL CORP

2006 ANNUAL REPORT TABLE OF CONTENTS


Semi Pro Ball Club - Circa 1892

Portrait of the Honesdale Semi-Pro Baseball Club. Note Christy Mathewson second from the left. Mathewson was one of the first five players ever elected to the Baseball Hall of Fame.



A Letter to our Shareholders

We hope you enjoy the photographs throughout this year's Annual Report, reflecting various eras in our community's history. We feel they reflect the ongoing sense of community and strong work ethic our local people have demonstrated generation after generation and into the present time. These values are important to Wayne Bank and to our community, and we are proud to offer examples from our work this year that demonstrate the Bank's dedication to building community through initiative and dedicated labor.

WE ARE PLEASED TO REPORT that your Company had a very strong financial performance in 2006. Our earnings for the year ended December 31, 2006 totaled $5,910,000 which is an increase of $413,000, or 7.5%, over the $5,497,000 earned in 2005. Earnings per share on a fully diluted basis were $2.07 compared to $1.92 in 2005. The return on average assets for the year was 1.33% with a return on average equity of 11.85%. Both of these measures of performance improved over the prior year.

As a result of this excellent performance, the Board of Directors approved two increases to dividends declared for our shareholders during 2006. Cash dividends declared per share totaled $.85 in 2006, an increase of $.14 or 19.7%, over the $.71 per share declared in 2005. In addition, the Company also distributed a 5% stock dividend in May 2006.

Total assets as of December 31, 2006 were $454.4 million with loans receivable of $315.6 million, deposits of $358.1 million and shareholders' equity of $52.2 million. Total assets have increased $20.8 million from December 31, 2005.

We had steady loan activity throughout 2006. Loans receivable increased $24.7 million, or 8.5%, from the prior year. We had balanced growth during the year with the commercial loan portfolio increasing $12.6 million and residential mortgages, including home equity financing, growing $13.1 million. The majority of our loan growth was funded with a $17.5 million increase in deposits.

Credit quality ratios were consistently strong during the year. Non-performing loans totaled $409,000 and represented .13% of loans as of December 31, 2006 compared to $353,000 and .12% as of year end 2005. Our net charge-offs decreased by over 50%, and totaled $61,000 in 2006


NET INCOME
($ in thousands) for the year ended December 31
$4,353
$4,653
$5,010
$5,497
$5,910
$6,000
$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
2002
2003
2004
2005
2006

compared to $129,000 in 2005. As a result of the lower level of charge-offs, our provision expense in 2006 was $220,000 compared to $350,000 in 2005. The allowance for loan losses totaled $3,828,000 and 1.21% as of December 31, 2006 compared to $3,669,000 and 1.26% as of year end 2005.

The Company faced a challenging interest rate environment during 2006, in which short term interest rates, which effect CD rates, were higher than long term rates, which impacts loan pricing. For the year, net interest income (fully taxable equivalent) totaled $16,708,000, an increase of $819,000 over the $15,889,000 earned in 2005. Our net interest margin, (fte) for the year was 3.96% decreasing only 3 basis points from 3.99% in the prior year. The slight decrease in net interest margin was principally due to an increase in deposit costs, most evident in the CD portfolio, which was partially offset by loan volume and higher yields on loans and investments.

For the year, other income totaled $3,583,000 compared to $3,548,000 in 2005. The increase was principally due to $147,000 in gains on sales of mortgage loans and servicing rights in 2006 increasing from $64,000 in similar gains in 2005. Other expenses totaled $10,957,000 in 2006, an increase of $334,000 or 3.1% over the prior year. The increase was principally due to rising salary and employee benefit costs. We strongly encourage you to read Management's Discussion and Analysis and the Audited Financial Statements and Footnotes for more details on our performance.


DILUTED EARNINGS PER SHARE
For the year ended December 31
$1.60 $1.67 $1.77 $1.92 $2.07
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
2002 2003 2004 2005 2006

Wayne Bank takes pride in seeing businesses, in particular locally owned businesses, flourish in all the communities we serve. In accord with our slogan, "Helping the Community Grow," we have helped to finance start-up businesses as well as the expansion of existing businesses. The Bank played a major role in the significant commercial growth experienced in our market area during 2006. Wayne Bank also launched a Free Business Checking account in December of 2006 and began to offer small business owners loans at the


BUY WAR BONDS HERE
HERE
Do Your Part - Circa 1944

The bank lobby circa 1944 - evident are various war bond signs and the flags of our allies, along with the scale which still resides in the lobby today. Above right is an original war bond wallet as issued by Wayne Bank.


The Board of Directors

branch level for those who were looking for loans of $50,000 or less. We are able to offer "Same Day Approval" on these loans due to the fact that Wayne Bank is locally owned—many of the inconveniences that go with larger financial institutions are not a dilemma with Wayne Bank. We pride ourselves on giving our customers exceptional service with quick decision-making and rapid-fire processing.

Throughout its long history, Wayne Bank has helped thousands of individuals and families enjoy the benefits of homeownership. That tradition continues into the 21st century. In 2006 we generated almost $50 million in loans for new home construction, purchases and refurbishing. New, more flexible Residential Mortgage and Home Equity Lending Programs were also introduced to meet the needs of our communities.


BOOK VALUE PER SHARE
as of year end December 31
$14.37
$15.20
$16.14
$17.07
$18.67
$19.00
$18.00
$17.00
$16.00
$15.00
$14.00
2002
2003
2004
2005
2006

The Bank actively supports the local home building industry—our officers are active in area realtors' and builders' associations.

The Wealth Management and Trust Services Division staff believes that "slow and steady wins the race". This philosophy of controlled growth allows us to provide the level of service our clients deserve and expect. The department ended the year with a record dollar value of assets under management, increasing almost $10 million dollars from the previous year. This resulted in a record high level of total revenue.

Many of the Bank's key business objectives are centered upon the effective deployment of information technology. Technology investments made in recent years have led to improvements in productivity that influenced the Bank's ability to control costs and stay competitive during 2006. For example, a modern wire transfer system introduced during the third quarter reduces handling by 70% while enhancing accuracy for all wires and adding cost savings for foreign interchange transactions.

Direct Link, our Internet banking service, now includes bill payment capability, expanded access to account information and the addition of Direct Protect authentication to enhance online security. New telecommunications, security and customer service devices have been introduced throughout our community office network. Our transaction processing unit continues its work to align the bank with paper reduction strategies such as the Federal Reserve's Check 21 program, converting checks to digital form for interbank exchange and archives. Great strides have been made in converting internal file systems to digitized format and providing Direct Link users with detailed transaction histories for their loans.



The Norwood Financial Corp Board Of Directors (left to right) William W. Davis, Jr., Russell [illegible], Daniel J. O'Neill, John E. Marshall, Richard L. Snyder, Susan Gumble-Cottell, Dr. Kenneth A. Phillips, Ralph A. Matergia, Esq., and Gary P. Rickard, in the newly renovated lobby of the main branch in Honesdale, PA.



TOTAL DEPOSITS
($ in millions) as of year end December 31
$291.9
$306.7
$318.6
$340.6
$358.1
$375
$350
$325
$300
$275
2002
2003
2004
2005
2006

Wayne Bank employs over 120 people throughout Wayne, Pike and Monroe Counties. Year after year, we steadfastly achieve the results we desire due to the combined effort of our Board of Directors, officers and employees. It is always a pleasure to recognize the achievements of our staff. In 2006 the following Wayne Bank employees were promoted to Vice President: Ray Hebden, JoAnn Fuller and Jennifer Witowic. In addition, Teresa Melucci was promoted to Branch Manager in our Stroudsburg location, Renee Gilbert was promoted to Branch Manager of our Tannersville location and Sandy Mruczkewycz was hired as Branch Manager of the Lords Valley location. Lastly, Jeff Shrader was hired and appointed to Vice President, Regional Manager of the Monroe County Branches. Notably, we had 16 staff members who have achieved between 5 and 30 years of service, a remarkable feat when so many people are transient these days.



Men at work at Dyberry Sawmill. At left, a formal portrait of Horace C. Hand, Cashier of Wayne County Savings Bank from its inception in 1871 to January 1898, a service of 27 years. Mr. Hand was elected President of the Bank in 1898.



Senior Management 2006

Senior Management at the Banks' entrance in Honesdale, PA. Front row, from left to right are: Wayne D. Wilcha, William W. Davis, Jr., and Lewis J. Critelli. Back row, from left to right are: Edward C. Kasper, Joseph A. Kneller, and John H. Sanders


TOTAL LOANS
($ in millions) as of December 31
$218.0 $233.7 $254.8 $290.9 $315.6
$325
$300
$275
$250
$225
$200
2002 2003 2004 2005 2006

In 2006, we were extremely pleased to have Susan Gumble-Cottell join the Board of Directors of Wayne Bank and Norwood Financial Corp. Sue's experience includes ten years as President and CEO of Gumble Brothers, Inc., a building materials company located in Paupack. She is a welcome addition to our board, bringing a variety of business knowledge from both Florida and the Lake Region of the Poconos in addition to her real estate background and experience as a local business owner.

Wayne Bank is proud to have served its community since 1871. Our community is supported by many nonprofit organizations to which our Directors, officers and employees give their time and energy. We have taken a leadership role in working with the Wayne County YMCA, Wayne Memorial Hospital, Wayne County Builders Association, the Wayne County Chamber of Commerce, Wayne County Historical Society, the Wayne County Community Foundation, the Greater Honesdale Partnership, the Pike County Chamber of Commerce, the Pike County United Way, Pocono Builders Association, Pocono Mountain Chamber of Commerce, the Pocono Mountain Association of Realtors, the Dorflinger-Suydam Wildlife Sanctuary, and the Villaume Foundation, to name just a few.

Although Norwood Financial Corp is headquartered in Honesdale, with 6 branches located within Wayne County, we have grown steadily and have 3 branches in Pike County as well as 3 branches in Monroe County. Our newest Monroe County branch, in Tannersville, opened in December of 2006. According to the 2000 Census, "Monroe [44.9%], Pike [65.6%] and Wayne [19.5%] counties have the highest population growth rates in the Commonwealth" of Pennsylvania. Our branch expansion serves that population growth.


NET INTEREST INCOME
(Fully taxable equivalent, $ in thousands) for the year ended December 31
$14,479 $13,945 $14,653 $15,889 $16,708
$18,000
$16,000
$14,000
$12,000
$10,000
2002 2003 2004 2005 2006


NET CHARGE-OFFS
($ in thousands) for the year ended December 31
$700
$539
$274
$129
$61
$700
$500
$300
$100
2002
2003
2004
2005
2006

As you can see, Norwood Financial had a very notable 2006 with strong financial results, a new branch opening and new product launches. Our consistent performance has been noticed by the investment community. We were pleased that Wayne Bank was one of only forty companies awarded "Honor Roll" status by Keefe, Bruyette & Woods, a prominent investment banking firm. Keefe, Bruyette & Woods includes in its "Honor Roll" those banking institutions that have continually reported increases in earnings per share over the last decade, regardless of the economic environment. The report also highlighted that Norwood's compound annual growth rate in stock price for the period 2000 to 2005 exceeded 23%.

We are always looking for new ways to improve customer service, help our communities prosper, and enhance your shareholder value. In closing, we are proud of our accomplishments and look forward to new challenges and rewards in 2007.

We also remodeled the Honesdale Community Branch lobby to create a very stately look with better functionality for the privacy of our customers. (The photograph on pages 4 & 5 features the new décor.) Two plasma television screens were installed in the lobby to advertise our services, and a coin sorter machine was also added as an amenity for our customers.

William W. Davis, Jr., *President and Chief Executive Officer*

Russell L. Ridd, *Chairman of the Board*


WAYNE COUNTY SAVINGS BANK
HONESDALE, PA.
NICKELS
DIMES
NICKELS


4th of July - 1925

A group of children celebrating on a front porch.

717 Main Street
P.O. Box 269
Honesdale, PA 18431

717 Main Street
Honesdale, PA 18431

245 Willow Avenue
Honesdale, PA 18431

Belmont & Water Streets
Waymart, PA 18472

Route 6
Hawley, PA 18428

111 West Harford Street
Milford, PA 18337

Weis Market, Route 590
Hamlin, PA 18427

Richardson Avenue
Shohola, PA 18458

Route 370 & Lake Como Road
Lakewood, PA 18439

Stroud Mall - Route 611
Stroudsburg, PA 18360

Route 739
Lords Valley Shopping Plaza
Lords Valley, PA 18428

Route 209
5165 Milford Road
Marshalls Creek, PA 18335

Route 611
Tannersville, PA 18327



370
LAKEWOOD
171
191
WAYNE
11
NEW YORK
6
HONESDALE
WAYMART
HAWLEY
HAMLIN
590
434
SHOHOLA
6
84
LORDS VALLEY
MILFORD
PIKE
380
611
MARSHALLS CREEK
80
209
TANNERSVILLE
STROUDSBURG
NEW JERSEY
MONROE
CARBON

Norwood
FINANCIAL CORP

2006
CONSOLIDATED FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion and Analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for Norwood Financial Corp (The Company) and its subsidiary Wayne Bank (the Bank) as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004. All share and per share amounts have been adjusted to reflect the effect of the 5% stock dividend distributed to shareholders on May 26, 2006. This section should be read in conjunction with the consolidated financial statements and related footnotes.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words believes, anticipates, contemplates, expects, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, demand for real estate and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CRITICAL ACCOUNTING POLICIES

Note 2 to the Company's consolidated financial statements (incorporated by reference in Item 8 of the Form 10-K) lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, accounting for stock options, the valuation of deferred tax assets and the determination of other-than-temporary impairment losses on securities. Please refer to the discussion of the allowance for loan losses calculation under "Non-performing Assets and Allowance for Loan Losses" in the "Financial Condition" section.

For periods ending prior to January 1, 2006, the Company accounted for stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB Opinion No. 25, no stock-based employee compensation was reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the grant date. The Company adopted SFAS No. 123 (R), "Share-Based Payment" as of January 1, 2006, which requires that transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which, for the Company is the grant date. The Norwood Financial Corp.

2006 Stock Option Plan was approved on April 25, 2006 and the Company granted 47,700 options during 2006. For the year ended December 31, 2006 salaries and employee benefit expense includes $136,000 related to the adoption of Statement No. 123 (R). See Notes 2 and 12 for additional discussion of this pronouncement's impact on the Company's consolidated financial statements.

The deferred income taxes reflect temporary differences in the recognition of the revenue and expenses for tax reporting and financial statement purposes, principally because certain items are recognized in different periods for financial reporting and tax return purposes. Although realization is not assured, the Company believes it is more likely than not that all deferred tax assets will be realized.

In estimating other-than-temporary impairment losses on securities, the Company considers 1) the length of time and extent to which the fair value has been less than cost 2) the financial condition of the issuer and 3) the intent and ability of the Company to hold the security to allow for a recovery to fair value. The Company believes that the unrealized losses, at December 31, 2006 and 2005 represent temporary impairment of the securities.

RESULTS OF OPERATIONS - SUMMARY

Net income for the Company for the year ended December 31, 2006 totaled $5,910,000 an increase of $413,000 or 7.5% over the $5,497,000 earned for 2005. Basic and diluted earnings per share for 2006 were $2.11 and $2.07 respectively, increasing from $1.96 and $1.92, respectively in 2005. The return on average assets (ROA) for the year ended December 31, 2006 was 1.33% improving from 1.31% for 2005. Return on average equity also showed improvement at 11.85% in 2006 compared to 11.72% in 2005.

The increase in earnings was principally attributable to an increase in net interest income and a lower level of provision for loan losses. Net interest income on a fully taxable equivalent basis (fte) totaled $16,708,000 in 2006, compared to $15,889,000 in 2005, an increase of $819,000, or 5.2%.

Net interest income was favorably impacted by a $27.5 million, or 10.0%, increase in average loans receivable for 2006 compared to average loans receivable in 2005. The Company reduced its provision for loan losses to $220,000 for the year ended December 31, 2006 from $350,000 for 2005. The decrease was principally due to a lower level of net charge-offs, $61,000 in 2006 declining from $129,000 in 2005.

Loans receivable increased $24.7 million, to total $315.6 million as of December 31, 2006. The Company had balanced growth throughout the year with the commercial loan portfolio, including commercial real estate, increasing $12.7 million and loans secured by residential real estate growing $13.1 million. The majority of the loan growth was funded with a $17.5 million increase in deposits, principally short-term time deposits.

Other income for 2006 totaled $3,583,000 compared to $3,548,000 for 2005. The increase was principally due to $147,000 of gains on sales of mortgage loans and servicing rights in 2006 compared to $64,000 in similar gains in 2005. Other expenses totaled $10,957,000, an increase of $334,000 or 3.1% over 2005. The increase was primarily due to rising salary and employee benefit costs. The resulting efficiency ratio for 2006 was 54.0% improving from 54.7% in 2005.

The following table sets forth changes in net income (in thousands):

Net income for 2005	$ 5,497
Net interest income	920
Provision for loan losses	130
Gains on sales of mortgage loans	83
All other income	(48)
Salaries and employee benefits	(245)
Professional fees	104
All other expenses	(193)
Income tax expense	(338)
Net income for 2006	$ 5,910

Net income for the Company for the year 2005 totaled $5,497,000 compared to $5,010,000 earned in 2004. This represents an increase of $487,000, or 9.7%, over the prior year. Basic and diluted earnings per share for 2005 were $1.96 and $1.92 respectively, increasing from $1.80 and $1.77, respectively, in 2004. The return on average assets (ROA) for the year ended December 31, 2005 was 1.31% improving from 1.27% for 2004. Likewise, return on average equity (ROE) for 2005 was 11.72%, increasing from 11.39% in 2004.

The increase in earnings was principally attributable to an increase in net interest income and a lower level of provision for loan losses. Net interest income, on a fully taxable equivalent basis (fte) totaled $15,889,000 in 2005, compared to $14,653,000 in 2004, an increase of $1,236,000, or 8.4%.

The primary driver for the increase in net interest income was an increase in average loans receivable of $28.3 million, or 11.5%, for the year 2005 compared to the average loans receivable for 2004. The Company reduced its provision for loan losses to $350,000 for the year ended December 31, 2005 from $455,000 for 2004. The decrease was due in part to a lower level of net charge-offs in 2005, $129,000 compared to $274,000 in 2004.

Loans receivable increased $36.1 million to total $290.9 million as of December 31, 2005. The growth was principally related to loans secured by real estate, both commercial, and to a lesser extent, residential. The loan growth was funded by a $22.0 million growth in deposits, and a $13 million decrease in Federal Funds sold.

Other income for 2005 was $3,548,000 compared to $3,546,000 in 2004. The Company had a significantly lower level of net realized gains on sales of securities, $42,000 in 2005 compared to $458,000 in 2004. This was principally offset by $385,000 increase in service charges and fees. Other income, excluding gains on sales of securities represented 18.1% of total revenues in 2005, improving from 17.4% in 2004. Other expenses totaled $10,623,000 in 2005 compared to $10,090,000 in 2004, an increase of $533,000 or 5.3%. The increase was principally due to higher professional fees and costs related to employee benefit plans.

The following table sets forth changes in net income for the year ended December 31, 2005 compared to the year ended December 31, 2004:

(in thousands)	
Net income for 2004	$ 5,010
Net interest income	1,251
Provision for loan losses	105
Net realized gains on sales of securities	(416)
All other income	418
Salaries and employee benefits	(277)
Professional fees	(121)
All other expenses	(135)
Income tax expense	(338)
Net income for 2005	$ 5,497

FINANCIAL CONDITION

TOTAL ASSETS

Total assets as of December 31, 2006, were $454.4 million compared to $433.6 million as of year-end 2005, an increase of $21 million or 4.8%.

LOANS RECEIVABLE

As of December 31, 2006, total loans receivable were $315.6 million compared to $290.9 million as of year-end 2005, an increase of $24.7 million, or 8.5%. Loan growth in commercial and residential real estate was partially offset by a net run-off in indirect automobile financing, which is included in consumer loans to individuals. Loans receivable represented 69.5% of the Company's total assets as of December 31, 2006 compared to 67.1% at year end 2005.

Residential real estate loans, which includes home equity lending, totaled $113.8 million as of December 31, 2006, compared to $100.7 million as of year-end 2005. The increase of $13.1 million is net of prepayments, refinancing activity and sales of mortgage loans into the secondary market. In the relatively low interest rate environment of 2006, fixed rate mortgage products were preferred by the Bank's customers and accounted for the majority of the activity. The Company does not originate any non-traditional mortgage products such as interest-only loans or option adjustable rate mortgages. The Company sells a portion of its long-term fixed rate residential loan production for interest rate risk management, with $2.1 million of 30 year fixed rate loans sold into the secondary market during 2006. The Company holds the majority of its fifteen and twenty year fixed rate residential mortgage production in its portfolio. The Company also had growth in home equity lending in 2006 through its branch system. Total outstandings increased $6.3 million to $49.5 million as of December 31, 2006.

Commercial loans consist principally of loans made to small businesses within the Company's market and are usually secured by real estate or other assets of the borrower. Commercial and commercial real estate loans totaled $172.9 million as of December 31, 2006, increasing from $160.3 million as of December 31, 2005, an increase of $12.6 million or 7.9%. Loans secured by commercial real estate increased $5.4 million. The terms for commercial real estate loans are typically 15 years, with adjustable rates based on a spread to the prime rate. The majority of the Company's commercial real estate portfolio is owner occupied and includes the personal guarantees of the principals. The growth in commercial lending was centered in the Pike and Monroe County market areas. Commercial loans consisting principally of lines of credit and term loans secured by equipment or other assets increased $7.3 million.

The Company's indirect lending portfolio (included in consumer loans to individuals) declined $2.9 million to $14.0 million as of December 31, 2006. The Company has de-emphasized this product line due to credit losses and increased pricing competition.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets consist of non-performing loans and real estate acquired through foreclosure, which is held for sale. Loans are placed on non-accrual status when management believes that a borrower's financial condition is such that collection of interest is doubtful. Commercial and real estate related loans are generally placed on non-accrual when interest is 90 days delinquent. When loans are placed on non-accrual, accrued interest income is reversed from current earnings.

As of December 31, 2006, non-performing loans totaled $409,000 and represented .13% of total loans receivable compared to $353,000 and .12% as of year-end 2005. The balance is principally attributable to two credits to one borrower. The loans are secured by real estate and the Company is actively pursuing a resolution. Total non-performing assets, which includes foreclosed real estate totaled $409,000 and represented .09% of total assets, compared to $353,000 and .08% as of December 31, 2005. As of December 31, 2006 and 2005, the Company had no foreclosed real estate.

The allowance for loan losses totaled $3,828,000 as of December 31, 2006 and represented 1.21% of total loans receivable compared to $3,669,000 and 1.26% of total loans as of year-end 2005. Net charge-offs for 2006 were $61,000, consisting principally of losses on the sale of repossessed automobiles, compared to net charge-offs of $129,000 in 2005. The provision for loan losses for 2006 was $220,000, compared to $350,000 in 2005.

The Company's loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis. The process includes a review of the risks inherent in the loan portfolio. It includes an analysis of impaired loans and a historical review of losses. Other factors considered in the analysis include; concentrations of credit in specific industries in the commercial portfolio; the local and regional economic condition; trends in delinquencies, internal risk rating classifications, and large dollar loans of over $2 million and growth in the portfolio. As of December 31, 2006, the Company considered its concentration of credit risk profile to be acceptable. The local economy was stable in 2006, with a slight decrease in the unemployment rate in its primary market area of Wayne, Pike and Monroe Counties. The Company has modestly increased its number of large commercial credits and had double digit growth in commercial and real estate related loans. As a result of its analysis, after applying these factors, management considers the allowance as of December 31, 2006 adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover significant losses, if any, that might be incurred in the future.

The following table sets forth information with respect to the Company's allowance for loan losses at the dates indicated:

	Year-ended December 31, (in thousands)				
	2006	2005	2004	2003	2002
Allowance balance at beginning of period	$ 3,669	$ 3,448	$ 3,267	$ 3,146	$ 3,216
Charge-offs:					
Commercial and all other	-	(4)	(19)	(121)	(34)
Real Estate	-	(6)	(10)	-	(122)
Consumer	(150)	(200)	(342)	(478)	(608)
Lease Financing	-	-	(11)	(36)	(30)
Total	(150)	(210)	(382)	(635)	(794)
Recoveries:					
Commercial and all other	18	12	13	5	-
Real Estate	2	18	8	24	13
Consumer	65	46	78	64	72
Lease Financing	4	5	9	3	9
Total	89	81	108	96	94
Provision expense	220	350	455	660	630
Allowance balance at end of period	$ 3,828	$ 3,669	$ 3,448	$ 3,267	$ 3,146
Allowance for loan losses as a percent of total loans outstanding	1.21%	1.26%	1.35%	1.40%	1.44%
Net loans charged off as a percent of average loans outstanding	.02%	.05%	.11%	.24%	.33%
Allowance coverage of non-performing loans	9.4x	10.4x	51.5x	22.8x	14.2x

The following table sets forth information regarding non-performing assets. The Bank had no troubled debt restructurings as defined in FAS No. 114. As of December 31, 2006, the Company had $290,000 impaired and collateral dependent loans compared to $310,000 at year-end 2005.

	As of December 31, (in thousands)				
	2006	2005	2004	2003	2002
Non-accrual loans:					
Commercial and all other	$ —	$ —	$ —	$ —	$ —
Real estate	392	330	32	125	213
Consumer	17	11	8	—	3
Total	409	341	40	125	216
Accruing loans which are contractually past due 90 days or more	—	12	27	18	5
Total non-performing loans	409	353	67	143	221
Foreclosed real estate	—	—	—	—	21
Total non-performing assets	$ 409	$ 353	$ 67	$ 143	$ 242
Non-performing loans to total loans	.13%	.12%	.03%	.06%	.10%
Non-performing loans to total assets	.09%	.08%	.02%	.04%	.06%
Non-performing assets to total assets	.09%	.08%	.02%	.04%	.07%

SECURITIES

The securities portfolio consists principally of issues of United States Government agencies, including mortgage-backed securities, municipal obligations, and corporate debt. In accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" the Company classifies its investments into two categories: *held to maturity (HTM) and available for sale (AFS).* The Company does not have a trading account. Securities classified as HTM are those in which the Company has the ability and the intent to hold the security until contractual maturity. As of December 31, 2006, the HTM portfolio totaled $954,000 and consisted entirely of municipal obligations. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair market value with any unrealized gains or losses recorded as an adjustment to capital and reported in the equity section of the balance sheet as other comprehensive income (loss), net of deferred income taxes. As of December 31, 2006, $112.9 million in securities were so classified and carried at their fair market value, with unrealized depreciation; net of tax, of $44,000, included in Accumulated other comprehensive loss in stockholders' equity.

As of December 31, 2006, the average life of the portfolio was 2.1 years. The Company has maintained a relatively short average life in the portfolio in order to generate cash flows to support loan growth. Purchases for the year totaled $32.3 million with securities called, maturities and principal reductions of $36.0 million and proceeds from sales of $96,000. The purchases were funded principally by cash flow from the portfolio. As of December 31, the carrying value of the Company's securities portfolio (HTM and AFS) totaled $113.9 million with the mix as follows:

	2006		2005	
	(dollars in thousands)			
	Carrying Value	% of portfolio	Carrying Value	% of portfolio
US Treasury Securities	$ —	—%	$ 1,989	1.7%
US Government agencies	47,581	41.9	51,996	44.3
States and political subdivisions	17,419	15.3	21,175	18.1
Corporate obligations	8,439	7.4	10,450	8.9
Mortgage-backed securities	38,652	33.8	29,954	25.5
Equity securities	1,775	1.6	1,702	1.5
Total	$ 113,866	100.0%	$ 117,266	100.0%

The portfolio had $17.7 million of floating rate instruments, principally adjustable rate mortgage backed securities as of December 31, 2006 compared to $11.4 million at year end 2005. The portfolio contained no structured notes, step-up bonds and no off-balance sheet derivatives were in use. The U.S. Government agency portfolio consists principally of callable notes with final maturities of generally less than five years. The mortgage backed securities are pass-through bonds with the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corp (Freddie Mac), and Guaranteed National Mortgage Association (GNMA). During 2006, the Company increased its holdings of mortgage-backed securities with the expectation that the bonds will provide regular cash flow.

DEPOSITS

The Company, through the twelve branches of the Bank, provides a full range of deposit products to its retail and business customers. These products include interest-bearing and non-interest bearing transaction accounts, statement savings and money market accounts. Time deposits consist of certificates of deposit (CDs) with terms of up to five years and include Individual Retirement Accounts. The Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts, which are typically awarded on a competitive bid basis.

Total deposits as of December 31, 2006, totaled $358.1 million increasing from $340.6 million as of year-end 2005, an increase of $17.5 million or 5.1%. The increase was principally in time deposits as the Bank offered competitive rates on short-term CDs. The Company's money market deposit and savings deposit products decreased $10.3 million reflecting depositors' preference for short-term time deposits in 2006 to take advantage of higher short-term interest rates.

Time deposits over $100,000, which consist principally of school district and other public funds, with maturities generally less than one year, were $56.7 million as of December 31, 2006, compared to $48.9 million at year-end 2005. The increase was principally due to a higher level of jumbo CDs with local school districts. These deposits are subject to competitive bid and the Company bases its bid on current interest rates, loan demand, investment portfolio structure and the relative cost of other funding sources. The Company also had short-term time deposits of $9.1 million from commercial customers as of December 31, 2006.

As of December 31, 2006, non-interest bearing demand deposits totaled $53.9 million, increasing $3.0 million or 5.8% from the prior year-end. This growth is partially attributable to an increase in commercial deposits, related to the increase in the commercial loan portfolio. In addition, a portion of the growth is due to the Bank's "Simply Free" retail checking product. Interest-bearing demand accounts totaled $36.6 million as of December 31, 2006 compared to $40.7 million at year end 2005. The decrease is principally due to certain municipal accounts converting to cash management accounts. Cash management accounts included in short-term borrowings, totaled $20.7 million at year end 2006 compared to $12.5 million. These balances represent commercial and municipal customers' funds invested in over-night securities. The Company considers these accounts as a source of core funding.

The Company believes a portion of its deposit growth over the prior three years may have been due in part to the relatively low interest rate environment which offered limited opportunities to earn higher yields. Bank deposit growth in core deposits did slow in 2006, as the stock market became more attractive to investors, competition for deposits increased among banks, and customers took advantage of higher time deposit rates. However, the Company believes it can continue to increase its core deposits by establishing new commercial loan relationships, and by seeking new branch locations in high growth areas.

MARKET RISK

Interest rate sensitivity and the repricing characteristics of assets and liabilities are managed by the Asset and Liability Management Committee (ALCO). The principal objective of ALCO is to maximize net interest income within acceptable levels of risk, which are established by policy. Interest rate risk is monitored and managed by using financial modeling techniques to measure the impact of changes in interest rates.

Net interest income, which is the primary source of the Company's earnings, is impacted by changes in interest rates and the relationship of different interest rates. To manage the impact of the rate changes, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals. The Company uses net interest simulation to assist in interest rate risk management. The process includes simulating various interest rate environments and their impact on net interest income. As of December 31, 2006, the level of net interest income at risk in a 200 basis points increase or decrease was within the Company's policy limits, of a decline less than 8% of net interest income.

Imbalance in repricing opportunities at a given point in time reflect interest-sensitivity gaps measured as the difference between rate-sensitive assets and rate-sensitive liabilities. These are static gap measurements that do not take into account any future activity, and as such are principally used as early indications of potential interest rate exposures over specific intervals.

At December 31, 2006, the Bank had a positive 90 day interest sensitivity gap of $24.0 million or 5.3% of total assets. A positive gap indicates that the balance sheet has more rate-sensitive assets (RSA) than rate-sensitive liabilities (RSL) at the time interval. This would indicate that in a rising rate environment, the yield on interest-earning assets would increase faster than the cost of interest-bearing liabilities in the 90 day time frame. The level of RSA and RSL for an interval is managed by ALCO strategies, including adjusting the average life of the investment portfolio through purchase and sales, pricing of deposit liabilities to attract longer term time deposits, loan pricing to encourage variable rate products and evaluation of loan sales of long term fixed rate mortgages.

The Company analyzes and measures the time periods in which RSA and RSL will mature or reprice in accordance with their contractual terms and assumptions. Management believes that the assumptions used are reasonable. The interest rate sensitivity of assets and liabilities could vary substantially if differing assumptions were used or if actual experience differs from the assumptions used in the analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Interest rates may change at different rates changing the shape of the yield curve. This was evident in 2006 as the Federal Funds rate increased 100 basis points, while the two to ten year treasury bond yields increased about 40 basis points. As a result the yield curve was inverted for most of 2006 as short-term rates were higher than long-term rates. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. We do not believe that the operating results of the Company are subject to foreign currency exchange or commodity price risk.

The following table displays interest-sensitivity as of December 31, 2006 (in thousands):

	3 Months or Less	3-12 Months Months	1-3 Years	Greater than 3 Years	Total
Interest-bearing deposits	$ 67	$ -	$ -	$ -	$ 67
Securities	19,348	32,837	34,324	27,357	113,866
Loans Receivable	95,019	48,739	70,478	101,331	315,567
Total Rate Sensitive Assets (RSA)	$ 114,434	$ 81,576	$ 104,802	$128,688	$ 429,500
Non-maturity interest bearing deposits	$ 20,583	22,435	$ 59,406	$ 29,368	$ 131,792
Time Deposits	55,976	86,304	22,024	8,151	172,455
Other	13,913	7,264	14,559	-	35,736
Total Rate Sensitive Liabilities (RSL)	$ 90,472	$ 116,003	$ 95,989	$ 37,519	$ 339,983
Interest Sensitivity Gap	$ 23,962	$ (34,427)	$ 8,813	$ 91,169	$ 89,517
Cumulative Gap	23,962	(10,465)	(1,652)	89,517	
RSA/RSL-Cumulative	126.5%	94.9%	99.5%	126.3%	
As of December 31, 2005					
Interest Sensitivity Gap	$ 24,402	$ (5,676)	$ 1,642	$ 56,582	$ 76,950
Cumulative Gap	24,402	18,726	20,368	76,950	
RSA/RSL-Cumulative	126.5%	110.7%	107.1%	123.2%	

LIQUIDITY

Liquidity is the ability to fund customers' borrowing needs and their deposit withdrawal requests while supporting asset growth. The Company's primary sources of liquidity include deposit generation, asset maturities, and cash flow from payments on loans and securities.

As of December 31, 2006, the Company had cash and cash equivalents of $9.5 million in the form of cash, due from banks, and short-term deposits with other institutions. In addition, the Company had total securities available for sale of $112.9 million, which could be used for liquidity needs. This totals $122.4 million and represents 26.9% of total assets compared to $125.6 million and 29% of total assets as of December 31, 2005. The change was principally due to the lower level of securities available for sale as of December 31, 2006. The Company used the proceeds from the investment portfolio to fund loan growth. The Company also monitors other liquidity measures, all of which were within the Company's policy guidelines as of December 31, 2006. Based upon these measures, the Company believes its liquidity position is adequate.

The Company maintains established lines of credit with the Federal Home Loan Bank of Pittsburgh (FHLB), the Atlantic Central Bankers Bank (ACBB) and other correspondent banks, which support liquidity needs. The total available under all the lines was $46 million, with $-0- outstanding at December 31, 2006. The maximum borrowing capacity from FHLB was $216.9 million. As of year-end 2006, the Company had $13 million in term borrowings from the FHLB, decreasing from $23 million in similar borrowings from the FHLB as of December 31, 2005.

OFF-BALANCE SHEET ARRANGEMENTS

The Company's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, as of December 31, 2006 totaled $54.0 million. They consisted of $18.3 million in commercial real estate, construction and land developments loans, $10.6 million in home equity lines of credit, $7.2 million in standby letters of credit and $17.9 million in other unused commitments principally commercial lines of credit. Because these instruments have fixed maturity dates and because many of them will expire without being drawn upon, they do not represent any significant liquidity risk.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Company has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

CONTRACTUAL OBLIGATIONS

The following table represents the aggregate on and off balance sheet contractual obligations to make future payments (in thousands):

(In thousands)	December 31, 2006				
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Time deposits	$ 172,455	$ 142,281	$ 22,024	$ 8,150	$ -
Long-term debt	13,000	-	10,000	3,000	-
Operating leases	4,011	271	472	467	2,801
	$ 189,466	$ 142,552	$ 32,496	$ 11,617	$ 2,801

RESULTS OF OPERATIONS

NET INTEREST INCOME

The following analysis should be read in conjunction with the "Consolidated Average Balance Sheets with Resultant Interest and Rates" and "Rate/Volume Analysis" tables.

Net interest income is the most significant source of revenue for the Company and represented 81.9% of total revenue for the year ended December 31, 2006. Net interest income on a fully taxable equivalent basis (fte) totaled $16,708,000, for the year ended December 31, 2006 compared to $15,889,000 for 2005, an increase of $819,000, or 5.2%. The resulting fte net interest spread and fte net interest margin were 3.36% and 3.96%, respectively in 2006 compared to 3.58% and 3.99% respectively in 2005.

Interest income (fte) for the year ended December 31, 2006 totaled $26,474,000 an increase of $4,080,000 over $22,394,000 in 2005. The fte yield on average earning assets for 2006 was 6.27% increasing from 5.62% in 2005. The increase in interest income was principally due to higher yields on loans and investments, growth in average earning assets and a higher percentage of loans on the balance sheet. The prime rate of interest and other short-term interest rates reflected a steady increase from June 2004 to June 2006. During that period the prime rate increased from 4.00% to 8.25%. This has improved the yield on the Company's floating rate loans, principally commercial real estate and commercial lines of credit, which are tied to the prime rate. As of December 31, 2006, $78.8 million of loans were immediately repricable. Average earning assets for 2006 totaled $422.0 million, an increase of $23.9 million over the average for 2005. The mix of earning assets also improved with higher yield loans representing 71.2% of average earning assets in 2006 compared to 68.8% in 2005.

Interest income (fte) earned on loans totaled $21,600,000 for the year ended December 31, 2006 with a resulting fte yield of 7.16% compared to $17,727,000 with a fte yield of 6.47% in 2005. Rising short-term interest rates and an increase in average volume of $27.4 million, or 10.0%, were responsible for the improvement in income and yield.

The securities available for sale portfolio averaged $116.6 million during 2006, with fte interest income of $4,637,000 and a fte yield of 3.98% compared to $116.6 million with fte interest income of $4,139,000 and a fte yield of 3.55% in 2005. The increase in yield was due to re-investment of cash flows from the portfolio into higher yielding instruments, due to the increase in short-term interest rates.

Interest expense for the year ended December 31, 2006 totaled $9,766,000, an increase of $3,261,000 over $6,505,000 in 2005. The increase was principally due to higher short term interest rates and a more expensive mix of interest-bearing liabilities in 2006. The Company incurred higher costs for time deposits, in 2006 at 3.96% compared to 2.82% in 2005. The cost of time deposits was influenced by competitive pressures, and higher short-term rates. The Company expects the cost of short-term deposits to increase again in 2007. Higher interest rates also impacted the cost of money market accounts and short-term borrowings. The mix of average interest-bearing liabilities was also more expensive in 2006, with average time deposits and short-term borrowings representing 49.3% of the total compared to 45.4% on average in 2005.

Net interest income represented 81.8% of total revenue for the year ended December 31, 2005. Net interest income (fte) totaled $15,889,000 for 2005, an increase of $1,236,000, or 8.4%, over the amount earned in the year-ended December 31, 2004. The resulting fte net interest spread and net interest margin for 2005 were 3.58% and 3.99%, respectively, compared to 3.60% and 3.91%, respectively, in 2004.

Interest income (fte) for the year ended December 31, 2005 totaled $22,394,000 compared to $19,647,000 in 2004. The yield (fte) on average earning assets for 2005 was 5.62% increasing from 5.25% in 2004. The increase in interest income was principally due to growth in average earning assets, a higher percentage of loans on the balance sheet, and an increase in the prime rate. Average earning assets increased $23.6 million or 6.3%. The mix of earning assets improved with loans representing 68.8% of average earning assets during 2005 compared to 65.6% during 2004. Prime rate and short-term interest rates reflected a steady increase from June 2004 through December 2005. During that period, the prime rate increased from 4.00% to 7.25%. This improved the yield on the Company's floating rate loans, principally commercial real estate, tied to prime rate. As of December 31, 2005, $79.6 million of loans were immediately repricable.

Interest income earned on loans during 2005 totaled $17,727,000 with a yield of 6.47%, increasing from $14,912,000 and a yield of 6.07% during 2004. An increase in average volume of $28.3 million, or 11.5% and increasing interest rates were responsible for the improvement in income and yield.

The securities available for sale portfolio averaged $116.6 million during 2005, with interest income of $4,139,000 and a yield of 3.55%. This represented very little change from 2004, which had an average balance of $118.3 million, interest income of $4,159,000 and a yield of 3.52%. Total cash flow from sales, maturities, calls and principal reductions on mortgage-backed securities totaled $17.9 million in 2005 declining from $49.5 million in 2004. Proceeds in 2005 were generally reinvested in short-term callable U. S. Government agency instruments and mortgage-backed securities. The Company has kept the portfolio relatively short due to a flattening treasury yield curve in 2005.

Interest expense for the year-ended December 31, 2005 totaled $6,505,000 compared to $4,994,000 in 2004. The average cost of interest-bearing liabilities increased 39 basis points to 2.04% for 2005 from 1.65% in 2004. The increase was due to rising short-term interest rates. This impacted the Company's cost of time deposits which increased 51 basis points to 2.82%.

OTHER INCOME

Other income totaled $3,583,000 for the year-ended December 31, 2006 compared to $3,548,000 in 2005. Service charges and fees decreased $52,000 to $2,455,000. The decrease was partially due to $26,000 decline in service charges on deposit accounts reflecting growth in the Bank's no fee retail checking products. Loan related services decreased $79,000 due in part to a lower level of letter of credit fees and no-fee loan promotions conducted in 2006.

Income from fiduciary activities totaled $355,000 in 2006 increasing $12,000 from 2005. The increase was principally due to $9.9 million growth in assets under management which totaled $96.9 million as of December 31, 2006.

Gains on sales of mortgage loans and servicing rights, included in Other, totaled $147,000 in 2006 compared to $64,000 in 2005. The increase was due to the gain on sale of $13.7 million of mortgage servicing rights on loans previously sold in the secondary market to FNMA. The Company does not expect similar gains on the sale of servicing rights in 2007.

Other income totaled $3,548,000 for the year ended December 31, 2005 compared to $3,546,000 in 2004.

Service charges and fees increased $385,000 to $2,507,000 for 2005. The increase was principally due to a higher level of overdraft (nsf) fees which increased $373,000. Service charges on deposit accounts decreased $53,000 to $322,000 reflecting growth in the Bank's no-fee retail checking product.

Income from fiduciary activities totaled $343,000 in 2005, increasing $42,000 from 2004. The increase was partially due to a $10,000 growth in estate fees. In addition, the market value of assets under management increased $3.6 million to $87.0 million.

The Company had a lower level of net realized gains on sales of securities in 2005 at $42,000 declining from $458,000 in 2004. Total securities sold in 2005 totaled $6.1 million compared to $11.7 million in 2004. The decrease in gains is due in part to the increase in interest rates in 2005, which adversely impacts the value of securities.

Total gains on sales of mortgage loans, included in Other were $64,000 on sales of $6.7 million in 2005, compared to $67,000 on sales of $4.1 million in 2004. The loans sold were principally 30 year fixed rate residential mortgages. The sales were for interest rate risk management to reduce the Company's exposure in long-term fixed rate assets.

Other Income *(dollars in thousands)*
For the year-ended December 31

	2006	2005	2004
Service charges on deposit accounts	$ 296	$ 322	$ 375
ATM Fees	224	215	219
NSF Fees	1,260	1,265	892
Safe Deposit Box Rental	55	56	57
Loan related service fees	271	350	324
Debit Card	282	253	213
Fiduciary activities	355	343	301
Mutual funds & annuities	131	150	154
Gain on sales of mortgage loans and servicing assets	147	64	67
CSV on life insurance	309	296	316
Other income	187	192	170
	3,517	3,506	3,088
Net realized gains on sales of securities	66	42	458
Total	$ 3,583	$ 3,548	$ 3,546

OTHER EXPENSES

Other expenses for the year ended December 31, 2006 totaled $10,957,000, an increase of $334,000 or 3.15% over $10,623,000 in 2005.

Salaries and employee benefits expense, which represented 51.6% of total expense, increased $245,000 or 4.5% to $5,655,000 in 2006. The cost of health insurance premiums paid by the Company for its employees increased $105,000 in 2006. The Company incurred $136,000 of expense related to stock options granted in 2006 as a result of adopting FASB Statement No. 123 (R) "Share Based Payment". The Company had expense of $444,000 related to its employee stock ownership plan (ESOP) in 2006 compared to $588,000 in 2005. The ESOP had a ten year life and was fully funded as of September 30, 2006.

Furniture and equipment expense decreased $96,000 to $479,000 in 2006 principally due to lower maintenance expense. Data processing related operations totaled $700,000 in 2006 compared to $625,000 in 2005. The increase was due to enhancement to the Bank's on-line banking product and implementation of software related to image based check processing. Advertising expense increased $65,000 to $224,000 in 2006 reflecting increased use of radio advertising. Professional fees decreased $104,000 due to a lower level of corporate legal fees and accounting services.

Other expenses for the year ended December 31, 2005 totaled $10,623,000, an increase of $533,000, or 5.3%, over the $10,090,000 in 2004. Salaries and employee benefits, which represented 50.9% of total other expense, increased $277,000, or 5.4% to $5,410,000 in 2005. The increase was principally due to increasing costs related to the Company's Employee Stock Ownership Plan (ESOP), which increased $57,000 due to appreciation in the Company's stock price and health insurance premiums which increased $59,000.

Occupancy costs increased $115,000 to $928,000 for 2005. This was principally due to the full year effect of the Marshalls Creek Office which opened in August 2004 and increases in real estate taxes. Data processing related expenses totaled $625,000 in 2005 compared to $598,000 in 2004. The increase reflects costs associated with enhancing the Bank's on-line banking service. The Company disposed of its final leased vehicles in

2004, therefore, there was no loss on lease residuals in 2005, compared to $90,000 in 2004. Professional fees totaled $444,000 in 2005 increasing from $323,000 in 2004. This includes an increase of $76,000 to $238,000 for accounting services reflecting expenses associated with the internal control documentation required by Sarbanes-Oxley.

INCOME TAXES

Income tax expense for the year ended December 31, 2006 totaled $2,679,000 for an effective tax rate of 31.2% compared to an expense of $2,341,000 and an effective tax rate of 29.9% for 2005. The higher effective tax rate was principally due to a lower level of tax exempt interest income and the tax effect of compensation expense related to stock options.

Income tax expense for the year ended December 31, 2005 totaled $2,341,000 for an effective tax rate of 29.9% compared to an expense of $2,003,000 an effective tax rate of 28.6% in 2004. The increase in the effective tax rate was principally due to a lower level of tax exempt interest income in 2005.

CAPITAL AND DIVIDENDS

Total stockholders' equity as of December 31, 2006, was $52.2 million, compared to $48.1 million as of year-end 2005. The increase was principally due to retention of earnings of $3,542,000 after cash dividends declared of $2,368,000. Accumulated other comprehensive income increased $728,000 due to market value changes in the Company's AFS securities portfolio principally as a result of changing interest rates. As of December 31, 2006 the Company had a leverage capital ratio of 11.43%, Tier 1 risk-based capital of 15.67% and total risk-based capital of 16.99% compared to, 11.05%, 15.29% and 16.63%, respectively, at year end 2005.

The Company's stock is traded on the Nasdaq Global market under the symbol, NWFL. As of December 31, 2006, there were approximately 1,400 shareholders based on transfer agent mailings.

The following table sets forth the price range and cash dividends declared per share regarding common stock for the period indicated:

	Closing Price Range		Cash dividend declared per share
	High	Low	
Year 2005			
First Quarter	$ 34.18	$ 24.24	$ .1714
Second Quarter	32.47	28.57	.1714
Third Quarter	31.43	29.32	.1714
Fourth Quarter	31.74	29.33	.20
Year 2006			
First Quarter	$ 31.16	$ 29.59	$ .20
Second Quarter	33.75	30.24	.21
Third Quarter	32.00	31.07	.21
Fourth Quarter	31.68	30.22	.23

The book value of the common stock was $18.67 as of December 31, 2006 compared to $17.07 as of December 31, 2005. As of year-end 2006, the stock price was $31.50, compared to $31.71 as of December 31, 2005.

STOCK PERFORMANCE GRAPH

Set forth below is a stock performance graph comparing the cumulative total shareholder return on the Common Stock with (a) the cumulative total stockholder return on stocks included in the Nasdaq Stock Market index and (b) the cumulative total stockholder return on stocks included in the Nasdaq Bank index, as prepared for Nasdaq by the Center for Research in Securities Prices ("CRSP") at the University of Chicago. All three investment comparisons assume the investment of $100 at the market close on December 31, 2001 and the reinvestment of dividends paid. The graph provides comparison at December 31, 2001 and each fiscal year through December 31, 2006.



$230
$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
217.0
165.2
126.2
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006

Legend

Symbol	CRSP Total Returns Index for:	12/2001	12/2002	12/2003	12/2004	12/2005	12/2006
——— ■	NORWOOD FINANCIAL CORP	100.0	117.8	161.2	220.8	206.0	217.0
— — — ★	Nasdaq Stock Market (US Companies)	100.0	69.1	103.4	112.5	114.9	126.2
- - - - ▲	Nasdaq Bank Stocks *SIC 6020-6029, 6710-6719 US & Foreign*	100.0	102.4	131.7	150.7	147.2	165.2

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 12/31/2001.

There can be no assurance that the Company's future stock performance will be the same or similar to the historical performance shown in the above graph. The Company neither makes nor endorses any predictions as to stock performance.

NORWOOD FINANCIAL CORP.
SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
(Dollars in thousands, except per share amounts)

2006

	December 31	September 30	June 30	March 31
Interest income	$ 6,956	$ 6,647	$ 6,350	$ 5,996
Interest expense	2,830	2,545	2,321	2,070
Net interest income	4,126	4,102	4,029	3,926
Provision for loan losses	50	45	55	70
Other income	862	849	989	817
Net realized gains on sales of securities	-	45	14	7
Other expense	2,620	2,730	2,841	2,766
Income before income taxes	2,318	2,221	2,136	1,914
Income tax expense	739	699	660	581
NET INCOME	$ 1,579	$ 1,522	$ 1,476	$ 1,333
Basic earnings per share	$ 0.56	$ 0.54	$ 0.53	$ 0.48
Diluted earnings per share	$ 0.55	$ 0.53	$ 0.52	$ 0.47

2005

	December 31	September 30	June 30	March 31
Interest income	$ 5,904	$ 5,578	$ 5,313	$ 4,973
Interest expense	1,941	1,644	1,517	1,403
Net interest income	3,963	3,934	3,796	3,570
Provision for loan losses	70	90	90	100
Other income	896	905	862	843
Net realized gain (loss) on sales of securities	(41)	3	3	77
Other expense	2,668	2,627	2,677	2,651
Income before income taxes	2,080	2,125	1,894	1,739
Income tax expense	638	643	564	496
NET INCOME	$ 1,442	$ 1,482	$ 1,330	$ 1,243
Basic earnings per share	$ 0.52	$ 0.53	$ 0.47	$ 0.44
Diluted earnings per share	$ 0.51	$ 0.52	$ 0.46	$ 0.43

NORWOOD FINANCIAL CORP. CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES

(Tax-Equivalent Basis, dollars in thousands)

Year Ended December 31	2006			2005			2004		
	Average Balance(2)	Interest (1)	Ave Rate	Average Balance(2)	Interest (1)	Ave Rate	Average Balance(2)	Interest (1)	Ave Rate
ASSETS									
Interest Earning Assets:									
Federal funds sold	$ 2,778	$ 142	5.11%	$ 3,730	$ 129	3.46%	$ 4,648	$ 68	1.46%
Interest bearing deposits with banks	98	5	5.10	123	3	2.44	120	2	1.67
Securities held to maturity	$ 981	90	9.17	3,608	396	10.98	5,732	506	8.83
Securities available for sale									
Taxable	99,571	3,712	3.73	98,038	3,116	3.18	100,180	3,127	3.12
Tax-exempt	17,070	925	5.42	18,602	1,023	5.50	18,080	1,032	5.71
Total securities available for sale	116,641	4,637	3.98	116,640	4,139	3.55	118,260	4,159	3.52
Loans receivable (3,4)	301,533	21,600	7.16	274,053	17,727	6.47	245,783	14,912	6.07
Total interest earning assets	422,031	26,474	6.27	398,154	22,394	5.62	374,543	19,647	5.25
Non-interest earning assets:									
Cash and due from banks	8,857			8,569			8,542		
Allowance for loan losses	(3,785)			(3,597)			(3,376)		
Other assets	16,976			16,049			14,846		
Total non-interest earning assets	22,048			21,021			20,012		
TOTAL ASSETS	$444,079			$ 419,175			$ 394,555		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest Bearing Liablities:									
Interest- bearing demand and money market	$ 96,882	$ 1,688	1.74	$ 93,747	969	1.03	$ 89,851	549	0.61
Savings	49,937	232	0.46	57,128	268	0.47	58,243	273	0.47
Time	146,344	5,798	3.96	128,704	3,634	2.82	118,512	2,733	2.31
Total interest- bearing deposits	293,163	7,718	2.63	279,579	4,871	1.74	266,606	3,555	1.33
Short-term borrowings	19,284	823	4.27	15,783	416	2.64	12,965	151	1.16
Long-term debt	23,419	1,225	5.23	23,000	1,218	5.30	23,000	1,288	5.60
Total interest bearing liabilities	335,866	9,766	2.91	318,362	6,505	2.04	302,571	4,994	1.65
Non-interest bearing liabilities:									
Non-interest bearing demand deposits	54,798			52,109			47,399		
Other liabilities	3,526			1,804			596		
Total non-interest bearing liabilities	58,324			53,913			47,995		
Stockholders' equity	49,889			46,900			43,989		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$444,079			$ 419,175			$ 394,555		
Net interest income (tax-equivalent basis)		16,708	3.36%		15,889	3.58%		14,653	3.60%
Tax-equivalent basis adjustment		(525)			(626)			(641)	
Net Interest Income		$16,183			$15,263			$ 14,012	
Net Interest margin (tax-equivalent basis)			3.96%			3.99%			3.91%

1. Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
2. Average balances have been calculated based on daily balances.
3. Loan balances include non-accrual loans and are net of unearned income.
4. Loan yields include the effect of amortization of deferred fees net of costs.

RATE/VOLUME ANALYSIS

The following table shows the fully taxable equivalent effect of changes in volumes and rates on interest income and interest expense.

(dollars in thousands)	Increase/(Decrease)					
	2006 compared to 2005			2005 compared to 2004		
	Variance due to			Variance due to		
	Volume	Rate	Net	Volume	Rate	Net
INTEREST EARNING ASSETS:						
Federal funds sold	$ (38)	$ 51	$ 13	$ (16)	$ 77	$ 61
Interest bearing deposits with banks	(1)	3	2	-	1	1
Securities held to maturity	(250)	(56)	(306)	(215)	105	(110)
Securities available for sale						
Taxable	49	547	596	(68)	57	(11)
Tax-exempt	(83)	(15)	(98)	29	(38)	(9)
Total securities available for sale	(34)	532	498	(39)	19	(20)
Loans receivable	1,870	2,003	3,873	1,787	1,028	2,815
Total interest earning assets	1,547	2,533	4,080	1,517	1,230	2,747
INTEREST BEARING LIABILITIES:						
Interest- bearing demand and money market	33	686	719	25	395	420
Savings	(33)	(3)	(36)	(5)	-	(5)
Time	549	1,615	2,164	250	651	901
Total interest- bearing deposits	549	2,298	2,847	270	1,046	1,316
Short-term borrowings	107	300	407	39	226	265
Long-term debt	22	(15)	7	-	(70)	(70)
Total interest bearing liabilities	678	2,583	3,261	309	1,202	1,511
Net interest income (tax-equivalent basis)	$ 869	$ (50)	$ 819	$ 1,208	$ 28	$ 1,236

Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheets of Norwood Financial Corp. and its subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for share-based payments in 2006.

Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
February 26, 2007

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In Thousands, Except Share Data)	
ASSETS		
Cash and due from banks	**$ 9,450**	$ 9,746
Interest bearing deposits with banks	**67**	70
Cash and Cash Equivalents	**9,517**	9,816
Securities available for sale	**112,912**	115,814
Securities held to maturity, fair value 2006 $971; 2005 $1,480	**954**	1,452
Loans receivable, net of allowance for loan losses 2006 $3,828; 2005 $3,669	**311,739**	287,221
Investment in FHLB stock, at cost	**1,687**	1,620
Bank premises and equipment, net	**6,020**	5,393
Bank owned life insurance	**7,479**	7,213
Accrued interest receivable	**2,129**	1,812
Other assets	**1,919**	3,215
Total Assets	**$454,356**	$433,556
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Non-interest bearing demand	**$ 53,856**	$ 50,891
Interest-bearing demand	**36,600**	40,738
Money market deposit accounts	**50,048**	52,194
Savings	**45,144**	53,311
Time	**172,455**	143,469
Total Deposits	**358,103**	340,603
Short-term borrowings	**22,736**	18,564
Long-term debt	**13,000**	23,000
Accrued interest payable	**2,894**	1,691
Other liabilities	**5,392**	1,590
Total Liabilities	**402,125**	385,448
Stockholders' Equity		
Common stock, par value $.10 per share; authorized 10,000,000 shares; issued 2006: 2,840,872 2005: 2,705,715 shares	**284**	270
Surplus	**10,149**	5,648
Retained earnings	**43,125**	43,722
Treasury stock, at cost 2006 43,721 shares; 2005 21,189 shares	**(1,283)**	(633)
Accumulated other comprehensive loss	**(44)**	(772)
Unearned Employee Stock Ownership Plan (ESOP) shares	**-**	(127)
Total Stockholders' Equity	**52,231**	48,108
Total Liabilities and Stockholders' Equity	**$454,356**	$433,556

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2006	2005	2004
	(In Thousands, Except per Share Data)		
INTEREST INCOME			
Loans receivable, including fees	**$ 21,422**	$ 17,583	$ 14,794
Securities:			
Taxable	**3,712**	3,116	3,127
Tax exempt	**668**	937	1,015
Other	**147**	132	70
Total Interest Income	**25,949**	21,768	19,006
INTEREST EXPENSE			
Deposits	**7,718**	4,871	3,555
Short-term borrowings	**823**	416	151
Long-term debt	**1,225**	1,218	1,288
Total Interest Expense	**9,766**	6,505	4,994
Net Interest Income	**16,183**	15,263	14,012
PROVISION FOR LOAN LOSSES	**220**	350	455
Net Interest Income after Provision for Loan Losses	**15,963**	14,913	13,557
OTHER INCOME			
Service charges and fees	**2,455**	2,507	2,122
Income from fiduciary activities	**355**	343	301
Net realized gains on sales of securities	**66**	42	458
Earnings on life insurance policies	**309**	296	316
Other	**398**	360	349
Total Other Income	**3,583**	3,548	3,546
OTHER EXPENSES			
Salaries and employee benefits	**5,655**	5,410	5,133
Occupancy	**968**	928	813
Furniture and equipment	**479**	575	542
Data processing related operations	**700**	625	598
Losses on lease residuals	**-**	-	90
Advertising	**224**	159	156
Professional fees	**340**	444	323
Postage and telephone	**471**	470	471
Taxes, other than income	**354**	334	276
Amortization of intangible assets	**52**	52	52
Other	**1,714**	1,626	1,636
Total Other Expenses	**10,957**	10,623	10,090
Income before Income Taxes	**8,589**	7,838	7,013
INCOME TAX EXPENSE	**2,679**	2,341	2,003
Net Income	**$ 5,910**	$ 5,497	$ 5,010
EARNINGS PER SHARE			
Basic	**$ 2.11**	$ 1.96	$ 1.80
Diluted	**$ 2.07**	$ 1.92	$ 1.77

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2006, 2005 and 2004

	Number of Shares Issued	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
	(Dollars in Thousands, Except Per Share Data)							
BALANCE - DECEMBER 31, 2003	2,705,715	$ 270	$ 4,933	$ 37,042	$ (295)	$ 1,431	$ (550)	$ 42,831
Comprehensive income:								
Net income	-	-	-	5,010	-	-	-	5,010
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	(1,098)	-	(1,098)
Total Comprehensive Income								3,912
Cash dividends declared, $.66 per share	-	-	-	(1,830)	-	-	-	(1,830)
Stock options exercised	-	-	(21)	-	227	-	-	206
Tax benefit of stock options exercised	-	-	22	-	-	-	-	22
Acquisition of treasury stock	-	-	-	-	(118)	-	-	(118)
Release of treasury stock for ESOP	-	-	40	-	37	-	-	77
Release of earned ESOP shares, net	-	-	362	-	-	-	223	585
BALANCE - DECEMBER 31, 2004	2,705,715	270	5,336	40,222	(149)	333	(327)	45,685
Comprehensive income:								
Net income	-	-	-	5,497	-	-	-	5,497
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	(1,105)	-	(1,105)
Total Comprehensive Income								4,392
Cash dividends declared, $.71 per share	-	-	-	(1,997)	-	-	-	(1,997)
Stock options exercised	-	-	(78)	-	228	-	-	150
Tax benefit of stock options exercised	-	-	18	-	-	-	-	18
Acquisition of treasury stock	-	-	-	-	(819)	-	-	(819)
Release of treasury stock for ESOP	-	-	7	-	107	-	-	114
Release of earned ESOP shares, net	-	-	365	-	-	-	200	565
BALANCE - DECEMBER 31, 2005	2,705,715	270	5,648	43,722	(633)	(772)	(127)	48,108
Comprehensive income:								
Net income	-	-	-	**5,910**	-	-	-	**5,910**
Change in unrealized losses on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	**728**	-	**728**
Total Comprehensive Income								**6,638**
Cash dividends declared, $.85 per share	-	-	-	**(2,368)**	-	-	-	**(2,368)**
5% stock dividend at $30.59 per share	**135,157**	**14**	**4,121**	**(4,139)**	-	-	-	**(4)**
Acquisition of treasury stock		-	-	-	**(890)**	-	-	**(890)**
Stock options exercised	-	-	**(68)**	-	**128**	-	-	**60**
Tax benefit of stock options exercised	-	-	**10**	-	-	-	-	**10**
Release of treasury stock for ESOP	-	-	**8**	-	**112**	-	-	**120**
Compensation expense related to stock options	-	-	**136**	-		-	-	**136**
Release of earned ESOP shares, net	-	-	**294**	-	-	-	**127**	**421**
BALANCE - DECEMBER 31, 2006	**2,840,872**	**$ 284**	**$ 10,149**	**$ 43,125**	**$ (1,283)**	**$ (44)**	**$ -**	**$ 52,231**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	Years Ended December 31, (In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 5,910**	$ 5,497	$ 5,010
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**220**	350	455
Depreciation	**503**	535	544
Amortization of intangible assets	**52**	52	52
Deferred income taxes	**(108)**	(37)	(81)
Net amortization of securities premiums and discounts	**301**	431	540
Net realized gains on sales of securities	**(66)**	(42)	(458)
Net increase in investment in life insurance	**(266)**	(254)	(283)
Gain on sale of bank premises and equipment and foreclosed real estate	**(12)**	(5)	(12)
Gain on sale of mortgage loans and servicing rights	**(147)**	(64)	(67)
Mortgage loans originated for sale	**(2,065)**	(6,650)	(4,101)
Proceeds from sale of mortgage loans	**2,212**	6,714	4,168
Tax benefit of stock options exercised	**-**	18	22
Release of ESOP shares	**421**	565	585
Compensation expense related to stock options	**136**	-	-
Decrease (increase) in accrued interest receivable and other assets	**1,137**	(1,725)	884
Increase (decrease) in accrued interest payable and other Liabilities	**4,543**	1,575	(200)
Net Cash Provided by Operating Activities	**12,771**	6,960	7,058
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from sales	**96**	6,073	11,687
Proceeds from maturities and principal reductions on mortgage-backed securities	**35,962**	11,799	37,779
Purchases	**(32,291)**	(18,878)	(43,331)
Securities held to maturity, proceeds from maturities	**505**	4,330	35
(Increase) decrease in investment in FHLB stock	**(67)**	605	(223)
Net increase in loans	**(24,892)**	(36,374)	(21,579)
Purchase of bank premises and equipment	**(1,130)**	(446)	(445)
Proceeds from sales of premises and equipment and foreclosed real estate	**64**	12	42
Net Cash Used in Investing Activities	**(21,753)**	(32,879)	(16,035)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	**17,500**	21,958	11,976
Net increase (decrease) in short-term borrowings	**4,172**	(4,418)	10,123
Proceeds from long-term debt	**-**	5,000	-
Repayments of long-term debt	**(10,000)**	(5,000)	-
Stock options exercised	**60**	150	206
Tax benefit of stock options exercised	**10**	-	-
ESOP purchase of shares from treasury stock	**120**	114	77
Acquisition of treasury stock	**(890)**	(819)	(118)
Cash dividends paid	**(2,289)**	(1,916)	(1,795)
Net Cash Provided by Financing Activities	**8,683**	15,069	20,469
Net Increase (Decrease) in Cash and Cash Equivalents	**(299)**	(10,850)	11,492
CASH AND CASH EQUIVALENTS - BEGINNING	**9,816**	20,666	9,174
CASH AND CASH EQUIVALENTS - ENDING	**$ 9,517**	$ 9,816	$ 20,666

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Norwood Financial Corp. (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank located in Honesdale, Pennsylvania. The Company derives substantially all of its income from the bank related services which include interest earnings on commercial mortgages, residential real estate mortgages, commercial and consumer loans, as well as interest earnings on investment securities and fees from deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, and the determination of other-than-temporary impairment on securities.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within northeastern Pennsylvania. Note 3 discusses the types of securities that the Company invests in. Note 4 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Concentrations of Credit Risk

The Bank operates primarily in Wayne, Pike and Monroe Counties in Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the term of the security.

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the term of the security.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives as follows:

	Years
Buildings and improvements	10 - 40
Furniture and equipment	3 - 10

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses. Foreclosed real estate is included in other assets.

Bank Owned Life Insurance

The Company invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in other income on the consolidated statement of income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Intangible assets represent goodwill arising from acquisitions. Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," and SFAS 147, "Accounting for Certain Acquisitions of Banking and Thrift Institutions." At December 31, 2006 and 2005, the Company had intangible assets of $221,000 and $273,000, which is net of accumulated amortization of $559,000 and $507,000, which are included in other assets. These intangible assets will continue to be amortized on a straight-line basis over fifteen years under the provisions of SFAS 142 and SFAS 147. Amortization expense related to intangible assets was $52,000 for each of the years ended December 31, 2006, 2005 and 2004.

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Earnings per Share

On April 11, 2006, the Company declared a 5% stock dividend on common stock outstanding payable May 26, 2006 to shareholders of record on May 12, 2006. The stock dividend resulted in the issuance of 135,157 additional common shares. All share amounts and per share data have been adjusted for the effect of the stock dividend

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Stock Option Plans

In December 2004, the Financial Acounting Standards Board (FASB) issued Statement No. 123 (R), "Share-Based Payment." Statement No. 123 (R) replaces Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement No. 123 (R) requires the fair value of share-based payment transactions to be recognized as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments is estimated using the Black-Scholes option-pricing model. The Company adopted Statement No. 123 (R) effective January 1, 2006, using the modified-prospective transition method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. The Company did not issue any stock options in 2005. All outstanding options as of December 31, 2005 were fully vested.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the years ended December 31, 2005 and 2004, the Company accounted for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Years Ended December 31,	
	2005	**2004**
	(Thousands, Except per Share Data)	
Net income, as reported	**$ 5,497**	$ 5,010
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes	**(194)**	(143)
Pro forma net income	**$ 5,303**	$ 4,867
Earnings per share (basic):		
As reported	**$ 1.96**	$ 1.80
Pro forma	**$ 1.89**	$ 1.75
Earnings per share (assuming dilution):		
As reported	**$ 1.92**	$ 1.77
Pro forma	**$ 1.85**	$ 1.71

Cash Flow Information

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

Cash payments for interest for the years ended December 31, 2006, 2005 and 2004 were $8,563,000, $6,014,000, and $5,103,000, respectively. Cash payments for income taxes for the years ended December 31, 2006, 2005 and 2004 were $2,677,000, $2,449,000, and $1,941,000, respectively. Non-cash investing activities for 2006, 2005 and 2004 included foreclosed mortgage loans transferred to foreclosed real estate and repossession of other assets of $154,000, $112,000, and $281,000, respectively.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the consolidated balance sheets when they become receivable or payable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trust Assets

Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2006	**2005**	**2004**
	(In Thousands)		
Unrealized holding gains/ (losses) on available for sale securities	**$ 1,173**	$ (1,636)	$ (1,204)
Reclassification adjustment for gains realized in income	**66**	42	458
Net Unrealized Gains/(Losses)	**1,107**	(1,678)	(1,662)
Income tax expense (benefit)	**379**	(573)	(564)
Net of Tax Amount	**$ 728**	$ (1,105)	$ (1,098)

Segment Reporting

The Company acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Company. As such, discrete information is not available and segment reporting would not be meaningful.

New Accounting Standards

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning in fiscal year 2007. Management does not believe the adoption of SFAS No. 155 will have a material impact on the Company's consolidated financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Company will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS 156 will have a significant effect on its consolidated financial statements.

In February 2006, the FASB issued FASB Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event." This position amends SFAS 123R to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123R until it becomes probable that the event will occur. The guidance in this FASB Staff Position shall be applied upon initial adoption of Statement 123R. The Company is currently evaluating the impact that the adoption of SFAS 123R will have on its consolidated financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

On September 13, 2006, the Securities and Exchange Commission "SEC" issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statements misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In September 2006, the FASB's Emerging Issues Task Force (EIFT) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements" ("EITF 06-4). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policy holder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No. 106 or Accounting Principals Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. The disclosures are required in fiscal years beginning after December 15, 2007, with early adoption permitted. The Company does not believe that the implementation of this guidance will have a material impact on the Company's consolidated financial statements.

In October 2006, the FASB issued FASB Staff Position No. 123(R)-5, "Amendment of FASB Staff Position FAS 123(R)-1" ("FSP 123(R)-5"). FSP 123(R)-5 amends FSP 123(R)-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. The Company does not expect the adoption of FSP 123(R)-5 to have a material impact on its financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities were as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Government agencies	$48,117	$ 10	$ (546)	$ 47,581
States and political subdivisions	16,572	73	(180)	16,465
Corporate obligations	8,552	-	(113)	8,439
Mortgage-backed securities	39,123	98	(569)	38,652
	112,364	181	(1,408)	111,137
Equity securities	593	1,182	-	1,775
	$112,957	$ 1,363	$ (1,408)	$112,912
HELD TO MATURITY:				
States and political subdivisions	$ 954	$ 17	$ -	$ 971

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Treasuries	$ 2,008	$ -	$ (19)	$ 1,989
U.S. Government agencies	53,180	-	(1,184)	51,996
States and political subdivisions	19,810	141	(228)	19,723
Corporate obligations	10,708	2	(260)	10,450
Mortgage-backed securities	30,675	17	(738)	29,954
	116,381	160	(2,429)	114,112
Equity securities	586	1,118	(2)	1,702
	$ 116,967	$ 1,278	$ (2,431)	$ 115,814
HELD TO MATURITY:				
States and political subdivisions	$ 1,452	$ 28	$ -	$ 1,480

The following tables show the Company's investments' gross unrealized losses and fair value, aggregated by length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2006					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. Government agencies	$9,966	$ (32)	$34,605	$ (514)	$44,571	$ (546)
States and political subdivisions	3,104	(8)	8,064	(172)	11,168	(180)
Corporate obligations	-	-	7,440	(113)	7,440	(113)
Mortgage-backed securities	4,952	(35)	21,419	(534)	26,371	(569)
	$18,022	$ (75)	$71,528	$ (1,333)	$89,550	$(1,408)

NOTE 3 - SECURITIES (CONTINUED)

	December 31, 2005					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U. S. Treasuries	$ -	$ -	$ 1,989	$ (19)	$ 1,989	$ (19)
U.S. Government agencies	11,378	(122)	40,618	(1,062)	51,996	(1,184)
States and political subdivisions	6,014	(78)	4,797	(150)	10,811	(228)
Corporate obligations	-	-	9,452	(260)	9,452	(260)
Mortgage-backed securities	14,675	(225)	14,380	(513)	29,055	(738)
Equity securities	34	(2)	-	-	34	(2)
	$32,101	$ (427)	$ 71,236	$ (2,004)	$103,337	$ (2,431)

At December 31, 2006, the Company had 20 securities in the less than twelve month category and 92 securities in the twelve months or more category. In management's opinion, the unrealized losses reflect changes in interest rates subsequent to the acquisition of specific securities. Management believes that the unrealized losses represent temporary impairment of the securities, as the Company has the intent and ability to hold these investments until maturity or market price recovery.

The amortized cost and fair value of debt securities as of December 31, 2006 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	**$32,157**	**$ 31,835**	**$ -**	**$ -**
Due after one year through five years	**30,106**	**29,632**	**-**	**-**
Due after five years through ten years	**8,883**	**8,923**	**414**	**429**
Due after ten years	**2,095**	**2,095**	**540**	**542**
	73,241	**72,485**	**954**	**971**
Mortgage-backed securities	**39,123**	**38,652**	**-**	**-**
	$112,364	**$111,137**	**$ 954**	**$ 971**

Gross realized gains and gross realized losses on sales of securities available for sale were $66,000 and $-0-, respectively, in 2006, $107,000 and $65,000, respectively, in 2005, and $475,000 and $17,000, respectively, in 2004.

Securities with a carrying value of $50,677,000 and $41,959,000 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits, U.S. Treasury demand notes, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of loans receivable at December 31 were as follows:

	2006	2005
	(In Thousands)	
Real estate:		
Residential	**$ 113,783**	$ 100,705
Commercial	**138,881**	133,495
Construction	**7,714**	5,944
Commercial, financial and agricultural	**34,019**	26,755
Consumer loans to individuals	**21,520**	24,353
	315,917	291,252
Unearned income and deferred fees	**(350)**	(362)
Allowance for loan losses	**(3,828)**	(3,669)
	$ 311,739	$ 287,221

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,		
	2006	2005	2004
	(In Thousands)		
Balance, beginning	**$ 3,669**	$ 3,448	$ 3,267
Provision for loan losses	**220**	350	455
Recoveries	**89**	81	108
Loans charged off	**(150)**	(210)	(382)
Balance, ending	**$ 3,828**	$ 3,669	$ 3,448

The recorded investment in impaired loans, not requiring an allowance for loan losses was $290,000 and $310,000 at December 31, 2006 and 2005, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $-0- at December 31, 2006 and 2005. For the years ended December 31, 2006, 2005 and 2004, the average recorded investment in these impaired loans was $286,000, $316,000, and $-0-, and the interest income recognized on these impaired loans was $1,000, $11,000, and $-0-, respectively.

Loans on which the accrual of interest has been discontinued amounted to $409,000 and $341,000 at December 31, 2006 and 2005, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $-0- and $12,000 at December 31, 2006 and 2005, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

Components of premises and equipment at December 31 are as follows:

	2006	2005
	(In Thousands)	
Land and improvements	**$ 925**	$ 925
Buildings and improvements	**7,766**	7,318
Furniture and equipment	**4,638**	3,956
	13,329	12,199
Accumulated depreciation	**(7,309)**	(6,806)
	$ 6,020	$ 5,393

NOTE 5 - PREMISES AND EQUIPMENT (CONTINUED)

Certain facilities are leased under various operating leases. Rental expense for these leases was $222,000, $203,000, and $147,000, for the years ended December 31, 2006, 2005 and 2004. Future minimum rental commitments under noncancellable leases as of December 31, 2006 were as follows (in thousands):

2007	**$ 271**
2008	**241**
2009	**231**
2010	**228**
2011	**239**
Thereafter	**2,801**
	$ 4,011

NOTE 6 - DEPOSITS

Aggregate time deposits in denominations of $100,000 or more were $56,736,000 and $48,857,000 at December 31, 2006 and 2005, respectively.

At December 31, 2006, the scheduled maturities of time deposits are as follows (in thousands):

2007	**$ 142,281**
2008	**17,713**
2009	**4,311**
2010	**3,897**
2011	**4,253**
	$ 172,455

NOTE 7 - BORROWINGS

Short-term borrowings at December 31 consist of the following:

	2006	**2005**
	(In Thousands)	
Securities sold under agreements to repurchase	**$ 21,736**	$ 12,464
Federal funds purchased	**-**	5,100
U.S. Treasury demand notes	**1,000**	1,000
	$ 22,736	$ 18,564

The outstanding balances and related information of short-term borrowings are summarized as follows:

	Years Ended December 31,	
	2006	**2005**
	(Dollars In Thousands)	
Average balance during the year	**$ 22,209**	$ 15,059
Average interest rate during the year	**4.39 %**	2.76 %
Maximum month-end balance during the year	**$ 29,677**	$ 24,956
Weighted average interest rate at the end of the year	**4.20 %**	3.76 %

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with an amortized cost and fair value of $24,535,000 and $24,270,000 at December 31, 2006 and $14,768,000 and $14,396,000 at December 31, 2005 were pledged as collateral for these agreements. The securities underlying the agreements were under the Company's control.

NOTE 7 - BORROWINGS (CONTINUED)

The Company has a line of credit commitment available from the Federal Home Loan Bank (FHLB) of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2011. There were no borrowings under this line at December 31, 2006 and 2005. The Company has a line of credit commitment available from PNC for $12,000,000, Atlantic Central Bankers Bank for $7,000,000 and Wachovia Bank for $2,000,000. There were no borrowings under these lines of credit at December 31, 2006 and 2005. The Company had a line of credit commitment available from the Bank of Lancaster County for $5,000,000 at December 31, 2006 and for $8,000,000 at December 31, 2005. There was $-0- outstanding under this line of credit at December 31, 2006 and $5,100,000 at December 31, 2005.

Long-term debt consisted of the following at December 31, 2006 and 2005:

	2006	2005
	(In Thousands)	
Notes with the Federal Home Loan Bank (FHLB):		
Convertible note due December 2006 at 6.19%	$ -	$ 5,000
Fixed rate note due April 2008 at 4.17%	**5,000**	5,000
Convertible note due April 2009 at 5.53% and 4.83%	**5,000**	5,000
Convertible note due April 2009 at 5.07%	-	5,000
Convertible note due January 2011 at 5.24%	**3,000**	3,000
	$ 13,000	$ 23,000

The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR plus 11 to 16 basis points. If the notes are converted, the option allows the Bank to put the funds back to the FHLB at no charge.

Contractual maturities of long-term debt at December 31, 2006 are as follows (in thousands):

2007	$ -
2008	**5,000**
2009	**5,000**
2010	-
2011	**3,000**
Thereafter	-
	$13,000

The Bank's maximum borrowing capacity with the Federal Home Loan Bank was $216,869,000 of which $13,000,000 was outstanding at December 31, 2006. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions between 2% and 10% of the employee's compensation. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan after one year of employment. Employee contributions are vested at all times, and any Company contributions are fully vested after five years. The Company's contributions are expensed as the cost is incurred, funded currently, and amounted to $181,000, $207,000, and $185,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 8 - EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company has a non-qualified supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 2006 and 2005, other liabilities include approximately $858,000 and $720,000 accrued under the Plan. Compensation expense includes approximately $138,000, $140,000, and $130,000, relating to the supplemental executive retirement plan for 2006, 2005 and 2004, respectively. To fund the benefits under this plan, the Company is the owner of single premium life insurance policies on participants in the non-qualified retirement plan. At December 31, 2006 and 2005, the cash value of these policies was $7,479,000 and $7,213,000, respectively.

The Company has a leveraged employee stock ownership plan ("ESOP") for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company and having attained age twenty-one. The ESOP Trust purchased shares of the Company's common stock with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The loan bears interest at the prime rate adjusted annually. Interest is payable annually and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The Company accounts for its leveraged ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt. Dividends recorded as a reduction of debt were $12,000 and $23,000 for the years ended December 31, 2006 and 2005, respectively. The total employer contribution was $143,000 and $193,000 for the years ended December 31, 2006 and 2005, respectively.

Compensation expense for the ESOP was $444,000, $588,000, and $530,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

The status of the ESOP shares at December 31 are as follows:

	2006	2005
Allocated shares	**162,690**	151,125
Shares released from allocation	**28,219**	25,466
Unreleased shares	**-**	14,318
Total ESOP shares	**190,909**	190,909
Fair value of unreleased shares	**$ -**	$ 440,000

NOTE 9 - INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,		
	2006	2005	2004
	(In Thousands)		
Current	**$ 2,787**	$ 2,378	$ 2,084
Deferred	**(108)**	(37)	(81)
	$ 2,679	$ 2,341	$ 2,003

NOTE 9 - INCOME TAXES (CONTINUED)

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as, the allowance for loan losses and loan fees are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. Deferred tax assets are recorded in other assets.

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes Years Ended December 31,		
	2006	**2005**	**2004**
Tax at statutory rates	**34.0 %**	34.0 %	34.0 %
Tax exempt interest income, net of interest expense disallowance	**(3.6)**	(4.7)	(5.6)
Increase in fair market value of ESOP	**1.2**	1.6	1.7
Incentive stock options compensation expense	**0.5**	-	-
Earnings on life insurance	**(1.0)**	(1.1)	(1.4)
Other	**0.1**	0.1	(0.1)
	31.2 %	29.9 %	28.6 %

The income tax provision includes $22,000, $14,000, and $156,000, of income taxes relating to realized securities gains for the years ended December 31, 2006, 2005, and 2004, respectively.

The net deferred tax asset included in other assets in the accompanying consolidated balance sheets includes the following amounts of deferred tax assets and liabilities:

	2006	**2005**
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 1,142**	$ 1,070
Deferred compensation	**292**	252
Intangible assets	**94**	120
Net unrealized losses on securities	**1**	380
Other	**21**	4
Total Deferred Tax Assets	**1,550**	1,826
Deferred tax liabilities:		
Premises and equipment	**215**	254
Deferred loan fees	**305**	271
Total Deferred Tax Liabilities	**520**	525
Net Deferred Tax Asset	**$ 1,030**	$ 1,301

NOTE 10 - TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2006 and 2005 such loans amounted to $5,959,000 and $3,130,000, respectively. During 2006, new loans to such related parties totaled $3,360,000 and repayments and other reductions aggregated $531,000.

NOTE 11 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the regulators has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
As of December 31, 2006:						
Total capital (to risk-weighted assets)	**$55,017**	**16.73 %**	**$≥26,308**	**≥8.00 %**	**$≥32,885**	**≥ 10.00%**
Tier 1 capital (to risk-weighted assets)	**50,800**	**15.45**	**≥13,153**	**≥4.00**	**≥19,728**	**≥ 6.00**
Tier 1 capital (to average assets)	**50,800**	**11.15**	**≥18,224**	**≥4.00**	**≥22,780**	**≥ 5.00**
As of December 31, 2005:						
Total capital (to risk-weighted assets)	$51,033	16.41 %	$≥24,879	≥8.00 %	$≥31,098	≥ 10.00%
Tier 1 capital (to risk-weighted assets)	46,986	15.11	≥12,438	≥4.00	≥18,658	≥ 6.00
Tier 1 capital (to average assets)	46,986	10.84	≥17,338	≥4.00	≥21,673	≥ 5.00

The Company's ratios do not differ significantly from the Bank's ratios presented above.

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2006 and 2005 was approximately $253,000 and $308,000, respectively.

NOTE 11 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY (CONTINUED)

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2006, $44,816,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including the Company, unless such loans are collateralized by specific obligations.

NOTE 12 - STOCK OPTION PLANS

The Company's shareholders approved the Norwood Financial Corp 2006 Stock Option Plan at the Annual Meeting on April 26, 2006. An aggregate of 250,000 shares of authorized but unissued Common Stock of the Company were reserved for future issuance under the Plan. This includes up to 40,000 shares for awards to outside directors. The options granted under this plan have an exercise price equal to the fair market value of the common stock on the grant date and vest over a twelve month period. Under this plan, the Company granted 47,700 options in 2006, which included 7,675 options granted to outside directors. The Company adopted a Stock Option Plan for the officers and employees of the Company in 1995. An aggregate of 750,000 shares of authorized but unissued common stock of the Company were reserved for future issuance under the Plan. In 1999, the Company adopted the Directors Stock Compensation Plan with an aggregate of 26,400 shares reserved for issuance under the Plan. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations and vest over periods ranging from six months to one year from the date of grant. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. There were no options granted under either plan in 2005, as both plans have expired.

As of December 31, 2006, there was approximately $251,000 of total unrecognized compensation cost related to nonvested options under the plan. For the year ended December 31, 2006, salaries and employee benefits expense includes $136,000 related to the adoption of Statement No. 123 (R). Net income for 2006 was reduced by approximately $129,000.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2006			2005		2004	
	Options	**Weighted Average Exercise Price**	**Average Intrinsic Value**	**Options**	**Weighted Average Exercise Price**	**Options**	**Weighted Average Exercise Price**
Outstanding, beginning of year	**140,296**	**$ 18.45**		149,997	$ 18.25	148,687	$ 16.05
Granted	**47,700**	**30.91**		-	-	20,475	30.00
Exercised	**(4,351)**	**13.05**		(9,701)	15.44	(15,603)	13.14
Forfeited	-	-		-	-	(3,562)	16.16
Outstanding, end of year	**183,645**	**$ 21.81**	**$1,780,000**	140,296	$ 18.45	149,997	$ 18.25
Exercisable, at end of year	**135,945**	**$ 18.62**	**$1,751,000**				

NOTE 12 - STOCK OPTION PLANS (CONTINUED)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2006	**2005**	**2004**
Dividend yield	**2.70** %	- %	2.61 %
Expected life	**7 years**	-	7 years
Expected volatility	**25.12** %	- %	34.66 %
Risk-free interest rate	**4.85** %	- %	3.80 %
Weighted average fair value of options granted	**$ 8.11**	$ -	$ 9.50

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Proceeds from stock option exercises totaled $60,000 in 2006. Shares issued in connection with stock options exercises are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. During 2006, all the shares issued in connection with stock option exercises, 4,351 shares in total, were issued from available treasury shares.

As of December 31, 2006, outstanding stock options consist of the following:

	Options Outstanding	Exercise Price	Remaining Life, Years	Options Exercisable	Exercise Price
	13,695	**$ 10.88**	**1.0**	**13,695**	**$ 10.88**
	18,900	**15.24**	**2.0**	**18,900**	**15.24**
	16,537	**14.12**	**3.0**	**16,537**	**14.12**
	9,450	**10.36**	**4.0**	**9,450**	**10.36**
	18,113	**16.98**	**5.0**	**18,113**	**16.98**
	18,113	**19.05**	**6.0**	**18,113**	**19.05**
	20,662	**23.95**	**7.0**	**20,662**	**23.95**
	20,475	**30.00**	**8.0**	**20,475**	**30.00**
	25,200	**30.38**	**9.3**	**-**	**-**
	22,500	**31.50**	**10.0**	**-**	**-**
Outstanding, end of year	**183,645**	**$ 21.81**	**6.0**	**135,945**	**$ 18.62**

NOTE 13 - EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	Years Ended December 31,		
	2006	**2005**	**2004**
	(In Thousands, Except per Share Data)		
Numerator, net income	**$ 5,910**	$ 5,497	$ 5,010
Denominator:			
Denominator for basic earnings per share, weighted average shares	**2,795**	2,800	2,779
Effect of dilutive securities, employee stock options	**55**	59	59
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	**2,850**	2,859	2,838
Basic earnings per common share	**$ 2.11**	$ 1.96	$ 1.80
Diluted earnings per common share	**$ 2.07**	$ 1.92	$ 1.77

NOTE 14 - OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

	December 31,	
	2006	**2005**
	(In Thousands)	
Commitments to grant loans	**$ 12,611**	$ 16,078
Unfunded commitments under lines of credit	**34,152**	29,969
Standby letters of credit	**7,215**	6,791
	$ 53,978	$ 52,838

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

NOTE 14 - OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS (CONTINUED)

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2006 and 2005 for guarantees under standby letters of credit issued is not material.

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2006 and 2005:

- For cash and due from banks and interest-bearing deposits with banks the carrying amount is a reasonable estimate of fair value.
- For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- The fair value of the investment in FHLB stock is the carrying amount.
- The fair value of accrued interest receivable and accrued interest payable is the carrying amount.
- The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits for similar remaining maturities.
- The fair value of short-term borrowings approximate their carrying amount.
- The fair value of long-term debt is estimated using discounted cash flow analyses based upon the Company's current borrowing rates for similar types of borrowing arrangements.
- The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements.

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Financial assets:				
Cash and due from banks and interest-bearing deposits with banks	**$ 9,517**	**$ 9,517**	$ 9,816	$ 9,816
Securities	**113,866**	**113,883**	117,266	117,294
Loans receivable, net	**311,739**	**305,779**	287,221	282,623
Investment in FHLB stock	**1,687**	**1,687**	1,620	1,620
Accrued interest receivable	**2,129**	**2,129**	1,812	1,812
Financial liabilities:				
Deposits	**358,103**	**357,691**	340,603	340,124
Short-term borrowings	**22,736**	**22,736**	18,564	18,564
Long-term debt	**13,000**	**12,974**	23,000	23,194
Accrued interest payable	**2,894**	**2,894**	1,691	1,691
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	**-**	**-**	-	-

NOTE 16 - NORWOOD FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In Thousands)	
ASSETS		
Cash on deposit in bank subsidiary	**$ 552**	$ 989
Securities available for sale	**808**	753
Investment in bank subsidiary	**50,781**	46,316
Other assets	**731**	700
	$ 52,872	$ 48,758
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	**$ 641**	$ 650
Stockholders' equity	**52,231**	48,108
	$ 52,872	$ 48,758

STATEMENTS OF INCOME

	Years Ended December 31, 2006	2005	2004
	(In Thousands)		
Income:			
Dividends from bank subsidiary	**$ 2,369**	$ 1,997	$ 1,830
Interest income from bank subsidiary	**5**	16	19
Other interest income	**28**	26	22
Net realized gain on sales of securities	**15**	-	-
	2,417	2,039	1,871
Expenses	**175**	198	147
	2,242	1,841	1,724
Income tax expense (benefit)	**(43)**	(53)	(36)
	2,285	1,894	1,760
Equity in undistributed earnings of subsidiary	**3,625**	3,603	3,250
Net Income	**$ 5,910**	$ 5,497	$ 5,010

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2006	2005	2004
	(In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 5,910**	$ 5,497	$ 5,010
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	**(3,625)**	(3,603)	(3,250)
Release of ESOP shares	**421**	565	585
Other, net	**(131)**	(615)	(40)
Net Cash Provided by Operating Activities	**2,575**	1,844	2,305
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of securities	**30**	-	-
Purchase of securities available for sale	**(43)**	(52)	(125)
Net Cash Used in Investing Activities	**(13)**	(52)	(125)
CASH FLOWS FROM FINANCING ACTIVITIES			
Stock options exercised	**60**	150	206
ESOP purchase of shares from treasury stock	**120**	114	77
Acquisition of treasury stock	**(890)**	(819)	(118)
Cash dividends paid	**(2,289)**	(1,916)	(1,795)
Net Cash Used in Financing Activities	**(2,999)**	(2,471)	(1,630)
Net Increase (Decrease) in Cash and Cash Equivalents	**(437)**	(679)	550
CASH AND CASH EQUIVALENTS - BEGINNING	**989**	1,668	1,118
CASH AND CASH EQUIVALENTS - ENDING	**$ 552**	$ 989	$ 1,668

INVESTOR INFORMATION

STOCK LISTING

Norwood Financial Corp. stock is traded on the Nasdaq Market under the symbol NWFL. The following firms are known to make a market in the Company's stock:

Ferris Baker Watts
Baltimore, MD
410-659-4616

Legg Mason Wood Walker, Inc.
Scranton, PA 18507
570-346-9300

Ryan Beck & Co.
Livingston, NJ
800-395-7926

F.J. Morrissey & Co, Inc.
West Conshohocken, PA
800-842-8928

Janney Montgomery Scott, LLC
Scranton, PA 18503
800-638-4417

Boenning & Scattergood, Inc.
West Conshohoken, PA
800-496-1170

TRANSFER AGENT

Illinois Stock Transfer Company, 209 West Jackson Blvd., Suite 903, Chicago, IL 60606. Stockholders who may have questions regarding their stock ownership should contact the Transfer Agent at 312-427-2953.

DIVIDEND CALENDAR

Dividends on Norwood Financial Corp. common stock, if approved by the Board of Directors are customarily paid on or about February 1, May 1, August 1 and November 1.

AUTOMATIC DIVIDEND REINVESTMENT PLAN

The Plan, open to all shareholders, provides the opportunity to have dividends automatically reinvested into Norwood stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. Shareholders do not incur brokerage commissions for the transactions. Please contact the transfer agent or Lewis J. Critelli for additional information.

SEC REPORTS AND ADDITIONAL INFORMATION

A copy of the Company's report on Form 10-K for its fiscal year ended December 31, 2006 including financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission may be obtained upon written request of any stockholder, investor or analyst by contacting Lewis J. Critelli, Executive Vice President and Chief Financial Officer, Norwood Financial Corp., 717 Main Street, PO Box 269, Honesdale, PA 18431, 570-253-1455.


WAYNE
COUNTY
SAVINGS
BANK
ESTABLISHED 1871
GENERAL BANKING
PHOTOS
FRAMES
PICTURES
Main Street Parade - 1899
Lower Main Street during a Flag Day Parade, June 1899. Note Wayne County Savings Bank across the street.

DIRECTORY OF OFFICERS

NORWOOD FINANCIAL CORP

Russell L. Ridd	Chairman of the Board
William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President
	& Chief Financial Officer
Edward C. Kasper	Senior Vice President
John H. Sanders	Senior Vice President
Joseph A. Kneller	Senior Vice President
John E. Marshall	Secretary

WAYNE BANK

Russell L. Ridd	Chairman of the Board
William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President
	& Chief Financial Officer
Edward C. Kasper	Senior Vice President &
	Senior Loan Officer/Corporate Bank
John H. Sanders	Senior Vice President Retail Bank
Joseph A. Kneller	Senior Vice President
[illegible]	Senior Vice President & Trust Officer
John E. Marshall	Secretary
[illegible]	Vice President
[illegible]	Vice President
[illegible]	Vice President
[illegible]	Vice President
[illegible]	Vice President [illegible]
[illegible]	Vice President
[illegible]	Vice President
[illegible]	Vice President
[illegible]	Vice President
[illegible]	Vice President [illegible]
[illegible]	Vice President
[illegible]	Vice President
[illegible]	Vice President
[illegible]	[illegible]
[illegible]	Assistant Vice President
[illegible]	Assistant Vice President [illegible]
[illegible]	Assistant Community Office Manager
[illegible]	Community Office Manager
[illegible]	Community Office Manager
[illegible]	Community Office Manager
[illegible]	Community Office Manager
[illegible]	[illegible]
[illegible]	Consumer Lending Officer
[illegible]	[illegible]
Thomas Kowalski	[illegible]
[illegible]	Assistant Community Office Manager
[illegible]	Marketing Officer
William E. Murray	Mortgage Originator
[illegible]	Human Resources Officer
[illegible]	Assistant Community Office Manager
[illegible]	Assistant Community Office Manager
[illegible]	Residential Mortgage Lending Officer
[illegible]	Compliance Officer
[illegible]	Community Office Manager
[illegible]	Community Office Manager

NORWOOD INVESTMENT CORP

William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President
[illegible]	[illegible]
	[illegible]
[illegible]	[illegible]
	[illegible]

MONROE COUNTY ASSOCIATE BOARD

[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	


THISER'S

We would like to thank Gloria McCullough and the Wayne County Historical Society for providing these photographs and their provenance.
Wayne Bank very much appreciates this kindness and generosity.

END

visit us: www.waynebank.com